FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on November 7th, 2012, regarding its financial results for the Third Quarter of 2012.

Santiago, Chile, November 7th, 2012, Banco de Chile (NYSE: BCH), a full service Chilean financial institution, market leader in a wide variety of credit and non-credit products and services across all segments of the Chilean financial market, today announced its results for the third quarter 2012.

*Citi and the arc design in Trademark registered by Citigroup Inc.

Use under License.

3rd Quarter 2012 Results:

‘Preparing the Field for Continuous Growth’

HIGHLIGHTS

•                      Banco de Chile’s shareholders approved a capital increase of Ch$250,000 million in order to support the Bank’s mid-term business growth by reinforcing capital adequacy.

•                      Despite low inflation that has temporarily hit Banco de Chile’s P&L, it maintained quarterly earnings at Ch$100 billion in the 3Q12, its market share in net income peaked at 33% and it remained the most profitable bank in Chile.

•                      Banco de Chile is distinguished as the Best Bank in Chile by LatinFinance and the Safest privately-owned Bank in LatAm by Global Finance.

FINANCIAL OVERVIEW

Pablo Granifo (Chairman): ‘I am glad to announce that in the Extraordinary Shareholders Meeting held on October 17, a capital increase of Ch$250 billion was approved. This capitalization is supported by strong fundamentals, such as a positive mid-term outlook for the local economy and the banking industry, a solid business strategy that is achieving its goals and our continuous attention on long-term financial soundness. Hence, the raised capital will enable us to support our organic growth, maintain suitable capital indicators and increase the free-float of our stock. As we mentioned at the beginning of 2011, when we undertook a similar action, the capital raised on that occasion should have enabled us to afford three years of average growth, however, the rapid expansion of our business in 2011 and 2012 matched the expected growth for a triennium. We believe that based on our business position, superior credit quality, cost of funding, brand recognition, solid track record and the ability to make profitable the capital injections, this transaction should be seen as good news for our shareholders and investors’.

Arturo Tagle (CEO): ‘A new capital increase represents a boost for our operation in the mid-term and it comes over in the right moment. During 2012 we have continued recording solid figures, though lower than the unparalleled performance posted in 2011. Particularly, in the 3Q12 our net income amounted to Ch$100 billion and translated into a ROAE of 20.1%, which placed us at the top of the industry in both indicators. We believe these are remarkable figures within a business environment characterized by temporary low inflation, a less dynamic — though growing — economy and higher credit risk, as we anticipated in our last earnings release. Amid these forces, we have been able to maintain a market leading position in deposits and net income while we have neither cut spreads nor deteriorated our credit quality. In view of that, we have grown by maintaining an attractive risk-return relationship. Furthermore, we have maintained our cost base under control, which has enabled us to compensate lower operating revenues caused by some of the mentioned factors. All in all, we have been able to deal with the business environment by showing strategic consistency, while maintaining attractive financials’.

FINANCIAL SNAPSHOT

Selected Financial Data (1)	YoY
(in millions of Ch$, except %)	3Q11	3Q12	Chg.
Income Statement (Millions of Ch$)
Net financial income(2)	227,734	223,309	(1.9)%
Net Fees and Commissions	75,682	75,665	(0.0)%
Other operating income	6,045	5,975	(1.2)%
Total Operating Revenues	309,461	304,949	(1.5)%
Provisions for loan losses	(45,168)	(40,349)	(10.7)%
Operating expenses	(151,812)	(159,609)	5.1%
Net income (3)	98,308	99,785	1.5%
Earnings per Share
Net income per share (Ch$)	1.13	1.13	0.2%
Book value per share (Ch$)	19.53	20.84	6.7%
Shares Outstanding (Millions)	86,943	88,038	1.3%
Balance Sheet (Millions of Ch$)
Loans to customers	16,776,474	18,376,394	9.5%
Total assets	21,433,798	22,739,005	6.1%
Equity	1,697,746	1,834,543	8.1%
Profitability Ratios
Return on average assets (ROAA)	1.9%	1.8%	(13	)bp
Return on average equity (ROAE)(4)	21.0%	20.1%	(95	)bp
Net Financial Margin(5)	4.7%	4.1%	(53	)bp
Efficiency ratio	49.1%	52.3%	+328	bp
Credit Quality Ratios
Total Past Due / Total Loans	1.0%	0.9%	(3	)bp
Allowances / Total loans	2.5%	2.2%	(22	)bp
Allowances / Total Past Due	2.54	x	2.40	x	(0.14	)x
Provisions / Avg. Loans	1.1%	0.9%	(22	)bp
Capital Adequacy Ratios
BIS Ratio (Regulatory Cap / RWA)	12.8%	12.5%	(35	)bp
Tier I Ratio (Capital / RWA)	8.8%	8.9%	+8	bp

(1) See pages 9 to 12.

(2) Net interest income, foreign exchange transactions and net financial operating income.

(3) Net Income attributable to Bank’s owners (adjusted by minority interest).

(4) ROAE excludes provisions for minimum dividends.

(5) Net financial income divided by average interest earning assets.

Business Environment:

Chilean Economy

•                  The Chilean economy keeps growing above expectations by recording a 5.4% YoY expansion in the 3Q12 that is in line with the pace of the last two quarters. Based on these encouraging macro figures and despite the uncertainty regarding global activity, market agents maintain an optimistic outlook for the local economy.

•                  The Chilean GDP growth has been pulled by the resilience of important economic sectors, such as commerce, construction and services, whose dynamism has been based on a solid evolution of aggregate demand.

•                  The above has been based on solid macroeconomic fundamentals, such as low unemployment rates (below 7% during 2012 YTD), positive expectations held by individuals and companies, as well as a consistent credit expansion in the banking sector.

•                  As for inflation, as of Sep-12 the CPI accumulated a 1.4% YTD increase, which is mostly associated with the recent rise in food and transportation prices. On a yearly basis, CPI accumulated a 2.8% increase as of Sep-12, while market expectations surveys allow to infer that inflation would be around 2.0% as of Dec-12.

•                  All of the above enabled the Chilean Central Bank to maintain the monetary policy interest rate unchanged at 5.0% since January 2012 to date. Changes are not expected as inflation should remain within the Central Bank mid-term goal range.

KEY FIGURES

GDP & Consumption

(12 months % change)

Inflation & Monetary Policy Rate

(12m % change and %)

Business Environment:

Local Banking Industry

•                  After a QoQ upturn in the 2Q12, in the 3Q12 the industry’s total loans continued to show a moderate slowdown by posting QoQ and YoY expansions of 1.5% and 12.5%, respectively. This slight deceleration is mainly explained by lower dynamism in commercial loans and measures taken by some banks in order to address deterioration in credit quality.

•                  Therefore, the banking industry continues to show double-digit YoY growth rates by posting 12.8%, 11.1% and 13.4% YoY increases in commercial, residential mortgage and consumer loans, respectively.

•                  As for net results, in the 3Q12 the industry’s net income amounted to Ch$305 billion, which represents an 18.5% YoY drop. This variance was mainly prompted by operating expenses that climbed 13.6% YoY and also by a 10.5% YoY rise in loan loss provisions. Whereas the former had to do with greater administrative expenses, contingency provisions and other expenses, the latter is explained by the industry’ loan growth and exceptional low levels of provisions in the 3Q11 related to historical lows in past-due.

•                  Also, the industry recorded a modest 2.5% YoY increment in operating revenues, mainly due to lower contribution from the industry’ UF net asset position as a result of a negative inflation in the 3Q12 as compared to the advance observed in the 3Q11. This was supplemented by a 34.7% drop in income tax due to the effect of changes in the corporate tax rate on the banks’ deferred taxes.

•                  In terms of profitability, industry’ ROAE scaled down to 11.1% in the 3Q12. This figure is well below those recorded a year and a quarter earlier, due to both lower net income and a reinforced capital base across the industry.

KEY FIGURES

Industry’s Loan Nominal Growth*

(%)

* Figures do not include Corpbanca’s operations in Colombia.

Industry’s Net Income & ROAE

($Bn. and %)

Banco de Chile:

Net Income

Our net income was Ch$100 billion in the 3Q12, which is 1.5% above the figure we posted a year earlier and compares favorably to the 18.5% YoY drop recorded by the industry’ net income in the 3Q12 as compares to the 3Q11. Our performance in the 3Q12 was mainly explained by:

•                  A growing loan book and slightly higher lending spreads.

•                  Provisions for loans losses below last year’s figure.

•                  Lower income tax due to tax benefits associated with our deferred tax position, because of the rise in the Chilean corporate tax rate.

•                  Stable income from fees and commissions over the recent quarters.

The above was partly offset by:

•                  Inflation below market expectations during 2012 and particularly in the 3Q12 as compared to the 3Q11.

•                  Greater operating expenses, in line with our business growth.

•                  Lower results from the accrual of our investment portfolio.

Our good performance enabled us to maintain at the top of the industry in net income with an outstanding market share of 32.7% in the 3Q12 and 28.9% YTD. Furthermore, our ROAE reached 20.1% in the 3Q12, which is slightly below our 3Q11’s figure and permitted us to remain the most profitable bank in the local industry that — excluding us — averaged an 11.1% ROAE in the 3Q12, while our peers posted a 9.9% on average.

KEY QUARTERLY FIGURES

(In billions of Ch$, except for %)

(1)           ROAE excludes provisions for minimum dividends.

Banco de Chile:

Operating Revenues

Some of the factors mentioned above resulted in total operating revenues that scaled down slightly in the 3Q12 (1.5% YoY). This behavior was the consequence of opposing forces working together:

•                  Lower inflation that translated into a 0.16% UF decrease in the 3Q12 versus the 0.56% rise posted in the 3Q11. This situation has hit the contribution of our UF net asset position financed with Ch$.

•                  Lower results from treasury activities due to the effect of lower inflation on the accrual of fixed-income securities held in our investment portfolio.

•                  A negative exchange rate effect on the hedge of US$-denominated provisions for loans losses that was caused by a 7.7% peso appreciation in the 3Q12 versus a 9.3% depreciation in the 3Q11.

These factors were mostly offset by:

•                  A loan book that grew by 9.5% YoY in the 3Q12, mainly influenced by retail banking products (consumer and residential mortgage loans) that keep expanding at double-digit rates.

•                  The above was supplemented by a slight YoY upsurge in lending spreads in the 3Q12 versus the 3Q11 in order to compensate a higher credit risk observed in the industry during 2012.

•                  Our leading market position in non-interest bearing deposits by recording a 10.1% YoY rise in our average balances of checking accounts and demand deposits, which provides us with a low-cost source of funding.

Overall, our NIM declined slightly by 21 bp. in the 3Q12 as compared to a year earlier, mainly pushed by lower inflation that negatively impacted our UF net asset position.

KEY QUARTERLY FIGURES

(In millions of Ch$, except for %)

Total Operating Revenues

(in millions of Ch$)	3Q11	3Q12	YoY Chg.
Net Interest Income	199,954	209,621	4.8%
Net Fees and Commissions	75,682	75,665	(0.0)%
Net Financial Operating Income	48,922	4,429	(90.9)%
Foreign Exchange Transactions	(21,142)	9,259	—
Other operating income	6,045	5,975	(1.2)%
Total Operating Revenues	309,461	304,949	(1.5)%
Net Financial Margin	4.68%	4.15%	(53	)bp
Net Interest Margin	4.11%	3.89%	(21	)bp

Banco de Chile:

Provisions for Loan Losses

In the 3Q12 our provisions for loan losses fell to Ch$40 billion from Ch$45 billion in the 3Q11, which represents a 10.7% shrink and translates into a 22 bp decrease in our ratio of provisions to average loans that amounted to 0.88% in the 3Q12. The decline in our provisions took place in spite of our YoY loan growth and was mainly fostered by:

•                  The release of allowances for loan losses by ~Ch$8.0 billion, related to the credit risk classification upgrade of a wholesale banking customer based on our procedures of individual assessment.

•                  A YoY decrease of 84% in our Wholesale segment’s loan loss provisions, once adjusted by the mentioned release, which is mainly the result of: (i) a positive exchange rate effect on the US$-denominated provisions due to the 7.7% peso appreciation in the 3Q12 versus a 9.3% depreciation in the 3Q11, and (ii) provisions established in the 3Q11 to address specific cases of higher credit risk of some customers.

The above enabled us to offset greater provisions from our Retail segment as a result of the loan growth that included an important penetration in the credit card business, installment loans that keep on growing and higher dynamism in commercial loans to SMEs.

As mentioned in our last report we have strived to maintain a superior asset quality by improving our collection procedures and credit risk models, while tightening the credit-granting assessment for the lower and middle income segment. As a result, our past-due (0.94% in the 3Q12) keeps a downward trend from the peak observed in the 1Q12 and remains well below industry’ average.

KEY QUARTERLY FIGURES

(In millions of Ch$, except for %)

Allowances & Provisions for Loan Losses

(in millions of Ch$)	3Q11	3Q12	YoY Chg.

Allowances for Loan Losses
Initial Allowances	390,077	408,120	4.6%
Charge-offs	(29,713)	(45,865)	54.4%
Provisions established, net	52,158	49,795	(4.5)%
Final Allowances	412,522	412,050	(0.1)%
Provisions for Loan Losses
Provisions Established	(52,158)	(49,795)	(4.5)%
Prov. Financial Guarantees	(1,590)	53	—
Additional Provisions	(2,000)	0	—
Recoveries	10,580	9,393	(11.2)%
Provisions for Loan Losses	(45,168)	(40,349)	(10.7)%

Credit Quality Ratios	3Q11		3Q12		YoY Chg.

Allowances / Total loans	2.46%		2.24%		(22	)bp
Allowances / Total Past Due	2.54	x	2.40	x	(0.14	)x
Provisions / Avg. Loans	1.11%		0.88%		(22	)bp
Charge-offs / Avg. Loans	0.73%		1.00%		+27	bp
Total Past Due / Total Loans	0.97%		0.94%		(3	)bp
Recoveries / Avg. Loans	0.26%		0.21%		(5	)bp

Banco de Chile:

Operating Expenses

In the 3Q12 our total operating expenses totaled Ch$160 billion, which represents a 5.1% YoY increase that is explained by the following factors:

•                  A YoY decline of 22.0% in personnel expenses. This drop must be analyzed in conjunction with the rise posted in ‘other operating expenses’. In fact, the 3Q11’s amount of personnel expenses includes the one-off effect of a special bonus (~Ch$28 billion) granted to our staff as part of the collective bargaining agreement reached in that period. Due to the same effect, in that period we released a contingency provision from the ‘other operating expenses’ by ~Ch$22 billion that had been set in the 2Q11.

•                  Accordingly, our personnel expenses, adjusted by this one-off effect, would have increased by 7.9%, which has to do with higher salaries.

•                  Administrative expenses that grew by 5.7% YoY and totaled Ch$60 billion in the 3Q12. The YoY advance was mainly steered by greater marketing expenses of Ch$2.4 billion in the 3Q12 as compared to the 3Q11, which is related to campaigns intended to maintain our brand recognition.

Based on the above, our cost base demonstrates an evolution that is aligned with our business activity. Actually, the rise in our cost-to-income ratio, from 49.1% in the 3Q11 to 52.3% in the 3Q12, was mostly prompted by operating revenues that were affected by lower inflation. Conversely, our cost-to-assets ratio improved from 2.9% in the 3Q11 to 2.8% in the 3Q12, which demonstrates our higher productivity and economies of scale.

KEY QUARTERLY FIGURES

(In millions of Ch$, except for %)

Total Operating Expenses

(in millions of Ch$)	3Q11	3Q12	YoY Chg.

Personnel expenses	(101,552)	(79,229)	(22.0)%
Administrative expenses	(56,992)	(60,218)	5.7%
Depreciation and Amort.	(7,588)	(7,743)	2.0%
Impairments	(1)	(518)	—
Other Oper. Expenses	14,321	(11,901)	—
Total Oper. Expenses	(151,812)	(159,609)	5.1%

Additional Information	3Q11	3Q12	YoY Chg.

Efficiency Ratios
Op. Exp. / Op. Rev.	49.1%	52.3%	+328	bp
Op. Exp. / Avg. Assets	2.9%	2.8%	(10	)bp
Headcount & Branches
Headcount (#)	14,475	14,567	+92
Branches (#)	429	433	+4

Banco de Chile:

Loan Portfolio

As of Sep-12 our loan book had grown by 9.5% YoY and totaled Ch$18.4 trillion. On a QoQ basis, the growth of 2.4% posted by our Retail segment in the 3Q12 offset the decline of 2.3% pointed by our Wholesale segment. This is in line with our strategic priorities associated with leading the retail market and enhancing the wholesale segment, which implies to increase the profitability of the latter. Overall, we hold a 19.2%* market share but we have neither cut spreads nor deteriorated asset quality. Thus, our loan book evolution is summed up as follows:

•                  Commercial loans that grew 6.3% YoY as of Sep-12. The slowdown has to do with a modest expansion from wholesale banking that compares to the sharp demand in the 3Q11, as we have discarded to participate in deals with disadvantageous risk-return relationship, and also due to a negative exchange rate effect (peso appreciation in the 3Q12 versus depreciation 3Q11) on Foreign Trade loans that lowered 12.5% YoY. Thus, commercial loans granted to corporations rose 4.0% YoY, while SMEs showed a higher dynamism by posting a 13.8% YoY advance. Overall, we remained at the top of the industry with a 19.6%* market share as of Sep-12.

•                  Solid growth rates in residential mortgage loans. The 18.6% YoY expansion is explained by diverse factors. On the one hand, the real estate market has shown a significant dynamism since 2010, in line with solid economic figures. On the other hand, we have profited from this opportunity by offering tailored lending solutions to our customers based on a competitive funding and accurate segmentation. Hence, we have gained 109 bp* market share YoY and hold a 17.1%* stake as of Sep-12.

•                  An 11.2% YoY rise in consumer loans that has been mainly caused by our higher penetration in credit cards (+21.3% YoY rise in outstanding balances) and — into a lesser extent — by installment loans that climbed 9.0% YoY. Due to the increase witnessed in past-due since the second half of 2011, we established stricter credit-granting procedures that have translated into lower growth rates in the lower and middle income segment. On the whole, we hold a 21.8%* market share in this product.

KEY QUARTERLY FIGURES

(In Billions of Ch$, except for %)

BCH’s Market Position

(Market Share as of September 30, 2012)

Item	Mkt.Sh.*	12mChg.*		Position
Commercial Loans	19.6%	(119	)bp	#1
Residential Mortgage	17.1%	+109	bp	#3
Consumer Loans	21.8%	(44	)bp	#2
Total Loans	19.2%	(51	)bp	#2
Current Acc. & Dem. Deposits	23.4%	+24	bp	#1

*Adjusted by Corpbanca’s operations in Colombia.

Banco de Chile:

Funding Structure

We continue to diversify our structure by opening new markets and using alternative types of debt, while we remain the main player in non-interest bearing liabilities.

Regarding funding diversification, in the 3Q12 we completed a bond private placement in Hong Kong by US$50 million at attractive risk premiums. We keep on seeking new financing alternatives as we reckon that our exceptional credit rating supports this strategy.

Also, we maintain our market leadership in current accounts and demand deposits, with a 23.4% market share, based on a YoY rise of 8.7% in balances. This upward trend has been fostered by growths of 8.4% and 8.8% YoY in companies’ and individuals’ current accounts, though in the last two quarters we have noted a slowdown that is aligned with a high interest rate scenario. All in all, we have remained basically flat in total current accounts and demand deposits market share YoY but our stake in individuals’ current accounts rose by 292 bp.

As a result of our funding initiatives, our ratio of interest earning assets to interest bearing liabilities has remained basically flat over the last 12 months, demonstrating the consistency between our assets and funding sources.

KEY QUARTERLY FIGURES

(In Billions of Ch$, except for %)

Banco de Chile:

Equity

Our equity increased by 8.1% YoY and totaled Ch$1,835 billion as of Sep-12 as compared to the Ch$1,698 billion as of Sep-12. The rise of Ch$137 billion relied mainly on:

•                  Ch$74 billion associated with the retention of 30% of our 2011’s net distributable earnings (after the payment to the Central Bank corresponding to 100% of the stake pledged to SAOS and held by SM-Chile A series in our dividends).

•                  Ch$58 billion of our 2011’s net income that was retained in order to reflect the impact of accumulated inflation on the shareholders’ equity (difference between total and distributable earnings).

In terms of capital adequacy, our indicators remain strong and well above the regulatory limits. Our BIS ratio accounted for 12.5% as of Sep-12, which is 35 bp. below the figure posted a year earlier, despite the 9.5% YoY rise recorded by our total loans. Accordingly, our BIS ratio is 25% above the limit imposed by the Chilean regulator.

Similarly, our Tier I ratio remained almost flat in a 12-month period by reaching 6.8% as of Sep-12, which represents 2.3x the regulatory threshold.

EQUITY & CAPITAL ADEQUACY

(In Billions of Ch$, except for %)

Equity	Sep-11	Sep-12	YoY Chg.
Capital & Reserves
Capital	1,436.1	1,510.0	5.1%
Reserves	119.5	177.6	48.6%
Other accounts	0.7	17.6	2472.5%
Earnings
Retained Earnings	16.4	16.4	0.0%
Income for the Period	329.2	327.9	(0.4)%
Provisions for Minimum Dividends	(204.1)	(214.9)	5.3%
Minority Interest
Minority Interest	0.0	0.0	0.0%
Total Equity	1,697.8	1,834.6	8.1%

Capital Adequacy Ratios	Sep-11	Sep-12	YoY Chg.
Shareholders Equity / Assets(1)	7.9%	8.1%	+15	bp
Tier I (Basic Capital) / Assets(1),(2)	6.9%	6.8%	(2	)bp
Tier I (Basic Capital) / RWA(2),(3)	8.8%	8.9%	+8	bp
BIS (Total Capital / RWA)(3),(4)	12.8%	12.5%	(35	)bp

(1)         “Assets” refers to Bank’s Total Assets.

(2)         “Basic Capital” consists of Bank’s paid-in capital, reserves and retained earnings, excluding capital attributable to subsidiaries and foreign branches.

(3)         “RWA” stands for Risk-Weighted Assets.

(4)         “Total Capital” refers to “Basic Capital” plus Bank’s supplementary capital.

Banco de Chile:

Other Issues

Ch$250 Billion Capital Increase

•                 In Extraordinary Shareholders Meeting held on October 17, 2012 our shareholders approved a capital increase of Ch$250 billion for Banco de Chile through the issuance of 3,939,489,442 common shares of “Banco de Chile-T” series.

•                  This new series has the same rights as any Banco de Chile’s shares, with the exception that they will not allow its holders to receive dividends and fully paid-in shares, with charge to our net distributable earnings for fiscal year 2012. Nevertheless, once those dividends and fully paid-in shares are distributed and paid, “Banco de Chile-T” shares will automatically turn into “Banco de Chile” shares.

•                  As usual, this process will involve three stages: an ordinary preemptive rights period, a special preemptive rights period (related to pledged shares to SAOS), and the auction of remaining shares, not subscribed in the previous periods.

•                  Our controlling shareholder — LQIF — has announced its intention to underwrite and pay the shares corresponding to the ordinary preemptive rights period, and to assign and transfer its right to exercise their options during the special preemptive rights period.

•                  According to our estimates, this capital increase should enable us to increase our BIS ratio by roughly 1.2%, all things being equal, which give us a sound support for our expected business growth over the next three years.

CAPITAL INCREASE

ISSUANCE CHARACTERISTICS

INTERNATIONAL RATINGS

(Long-Term Foreign Currency)

Banco de Chile: Results by Business Segments

Retail Banking Segment

In the 3Q12 our Retail Banking segment pointed an income before income tax of Ch$50 billion, which is 20.5% below the figure posted in the 3Q11. This performance has mainly relied on;

•                  Greater provisions for loan losses that totaled Ch$46 billion in the 3Q12, which represents a 58.3% YoY rise. This increase has to do with a loan book that continues to grow at double-digit rates YoY and outstanding credit quality figures observed in the 3Q11. As for the latter, in the 3Q11 our average past-due ratio for consumer loans was 1.30%, which represents a low basis for comparison. Conversely, in the 3Q12 this average amounted to 1.66%, which is more aligned with normal periods. Also, the rise in loan loss provisions relates to a less effective collection in Sept-12 that — as compared to Sept-11, had more days off due to the anniversary of the Chilean Independence Day.

•                  A 9.1% YoY rise in the segment’s operating expenses, mainly as a result of greater severance payments, additional marketing expenses for brand enhancement and higher rentals due to the distribution network expansion.

These factors were partly offset by operating revenues that surged 7.4% YoY, based on: (i) a 15.0% YoY loan growth, (ii) higher lending spreads (+30 bp YoY), and (iii) an 11.7% YoY rise in average balances of checking accounts and demand deposits that are non-interest bearing.

These positive factors more than offset the negative effect of lower inflation on the segment’s UF net asset position.

KEY QUARTERLY FIGURES

Retail Banking	3Q11	3Q12	YoY Chg.
Loans to Customers (Billions of Ch$)
Commercial Loans	2,055.1	2,338.0	13.8%
Residential Mortgage Loans	3,395.1	4,029.3	18.7%
Consumer Loans	2,421.4	2,688.7	11.0%
Total Loans	7,871.6	9,056.0	15.0%
Profit and Loss Statement (Millions of Ch$)
Net Interest Income	142,511	155,956	9.4%
Net Fees and Commissions	44,479	45,107	1.4%
Other Operating Income	3,057	3,015	(1.4)%
Total Operating Revenues	190,047	204,078	7.4%
Provisions for Loan Losses	(29,122)	(46,088)	58.3%
Operating Expenses	(99,058)	(108,046)	9.1%
Other	764	(173)	—
Income before income tax	62,631	49,771	(20.5)%

Notes:

Earnings from the management of our balance sheet gap (generated by commercial activities) are allocated within our retail and wholesale business segments.

For purposes of comparison certain line items have been reclassified for the 3Q11and 2011.

Banco de Chile: Results by Business Segments

Wholesale Banking Segment

Our Wholesale Banking segment posted income before income tax of Ch$37 billion in the 3Q12, which represents an 18.8% YoY rise. The main factors that contributed to this performance were:

•                  A significant drop in loan loss provisions due to: (i) an allowance release of ~Ch$8.0 billion related to the risk classification upgrade of a specific customer in the 3Q12, (ii) a positive exchange rate effect (due to the peso appreciation in the 3Q12 and the opposite in the 3Q11) on US$-denominated provisions, and (iii) provisions set in the 3Q11 to reflect a credit risk deterioration of a specific customer during that period.

•                  The above was amplified by operating expenses that lowered 5.8% YoY in the 3Q12, basically due to the allocation of part of the one-off effect associated with the special bonus granted to our staff in the 3Q11, as part of the collective bargaining agreement reached in that period.

•                  The previously mentioned was partly offset by a YoY decrease of 20.8% in the segment operating revenues as a consequence of: (i) the negative effect of lower inflation on the segment’s UF net asset position, (ii) a negative exchange rate effect on the asset position that hedges the segment’s loan loss provisions denominated in US$, as a result of the 7.7% peso appreciation in the 3Q12, and the opposite in the 3Q11 when the peso depreciated by 9.3%.

KEY QUARTERLY FIGURES

Wholesale Banking	3Q11	3Q12	YoY Chg.
Loans to Customers (Billions of Ch$)
Commercial Loans	8,523.4	8,836.3	3.7%
Residential Mortgage Loans	8.9	8.6	(4.2)%
Consumer Loans	8.0	12.3	53.6%
Total Loans	8,540.3	8,857.2	3.7%
Profit and Loss Statement (Millions of Ch$)
Net Interest Income	54,785	51,889	(5.3)%
Net Fees and Commissions	7,187	7,372	2.6%
Other Operating Income	14,869	1,593	(89.3)%
Total Operating Revenues	76,841	60,854	(20.8)%
Provisions for Loan Losses	(14,719)	5,594	—
Operating Expenses	(30,856)	(29,076)	(5.8)%
Other	240	72	(70.0)%
Income before income tax	31,506	37,444	18.8%

Notes:

Earnings from the management of our balance sheet gap (generated by commercial activities) are allocated within our retail and wholesale business segments.

For purposes of comparison certain line items have been reclassified for the 3Q11and 2011.

Banco de Chile: Results by Business Segments

Treasury

In line with unfavorable market factors, our Treasury posted a 30.2% YoY shrink in income before income tax, which totaled Ch$4.6 billion in the 3Q12. This variance was backed by:

•                  A negative inflation effect as a result of the 0.16% decrease in the UF during the 3Q12 as compared to the 0.56% advance posted by the UF in the 3Q11. Accordingly, our Treasury had a lower income from the accrual of our investment portfolio, which is mostly funded with peso-denominated liabilities.

•                  Lower sales of available-for-sale instruments by roughly Ch$550 million in the 3Q12 as compared to the 3Q11.

•                  The above was partly offset by better results from trading as a result of: (i) favorable shifts in the cross border long-term USD yield curves, (ii) advantageous cross currency funding, and (iii) gains in derivative positions due to lower inflation.

As for the investment portfolio, our Treasury continues to expand our position in available-for-sale securities based on the expectation on lower interest rates over the future.

Finally, our OCI posted a significant YoY increase as a result of the lower interest rates — explained by lower risk premiums on our foreign investment portfolio — permitted us to accumulate net unrealized gains by Ch$13 billion in the 3Q12 as compared the loss of Ch$7 billion posted a year earlier.

KEY QUARTERLY FIGURES

Treasury Division	3Q11	3Q12	YoY Chg.
Securities Portfolio (Billions of Ch$)
Trading Securities	50.8	56.8	11.8%
Available for Sale Instruments	1,304.2	1,514.9	16.2%
Securities Portfolio	1,355.0	1,571.7	16.0%
Profit and Loss Statement (Millions of Ch$)
Net Interest Income	(92)	(1,815)	1872.5%
Net Fees and Commissions	(137)	(112)	(18.3)%
Other Operating Income	9,843	9,133	(7.2)%
Total Operating Revenues	9,614	7,206	(25.1)%
Provisions for Loan Losses	(666)	175	—
Operating Expenses	(2,270)	(2,738)	20.6%
Other	—	15	—
Income before income tax	6,678	4,658	(30.2)%
O.C.I. (Millions of Ch$)
Net unrealized gains (losses) on Available for Sale Instrum.	(7,441)	13,004	—

Notes:

Earnings from the management of our balance sheet gap (generated by commercial activities) are allocated within our retail and wholesale business segments.

For purposes of comparison certain line items have been reclassified for the 3Q11and 2011.

Banco de Chile: Results by Business Segments

Subsidiaries

Our Subsidiaries recorded an income before income tax of Ch$13 billion in the 3Q12, which is 2.9% above the figure posted a year earlier. The better results are mainly associated with:

•                  Approximately Ch$2.7 billion of greater net income in our Factoring subsidiary, due to: (i) a positive effect of lower inflation on the company’s UF net liability position and Ch$-denominated interest earning assets, and (ii) a 29.2% YoY rise in average balances of total loans.

•                  Better results in our Financial Advisory subsidiary by ~Ch$500 million due to more important deals settled in the 3Q12 as compared to the 3Q11.

The above was partly offset by:

•                  A decrease of Ch$2.2 billion in our Securities Brokerage’s net income, which is in line with a 45.3% YoY drop in the stock trading turnover during the 3Q12. This is due to investors that continue to seek less volatile investments, amid a high interest rate scenario that make fixed-income securities more attractive.

•                  Roughly Ch$1.1 billion of lower net income in our Mutual Funds subsidiary. Though the average number of participants rose by 10.6% YoY and the company’s average AUM has rebounded by posting a 7.2% YoY growth in the 3Q12, investors have rebalanced their portfolios towards fixed-income in order to soften the effects of volatile stock markets. Accordingly, the income from fees and commissions fell by 10.3% YoY in the 3Q12.

KEY QUARTERLY FIGURES

Subsidiaries	3Q11	3Q12	YoY Chg.
Securities Portfolio (Billions of Ch$)
Trading Securities	293.1	284.9	(2.8)%
Securities Portfolio	293.1	284.9	(2.8)%
Loans to Customers (Billions of Ch$)
Commercial Loans	364.5	463.2	27.1%
Total Loans	364.5	463.2	27.1%
Profit and Loss Statement (Millions of Ch$)
Net Interest Income	904	2,641	192.1%
Net Fees and Commissions	26,472	26,655	0.7%
Other Operating Income	8,351	7,584	(9.2)%
Total Operating Revenues	35,727	36,880	3.2%
Provisions for Loan Losses	(662)	(30)	(95.5)%
Operating Expenses	(22,396)	(23,819)	6.4%
Other	64	69	7.8%
Income before income tax	12,733	13,100	2.9%

Notes:

Earnings from the management of our balance sheet gap (generated by commercial activities) are allocated within our retail and wholesale business segments.

For purposes of comparison certain line items have been reclassified for the 3Q11and 2011.

Banco de Chile:

Consolidated Statement of Income (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Quarters						Year Ended
	3Q11	2Q12	3Q12	3Q12	% Change		Sep-11	Jun-12	Sep-12	Sep-12	% Change
	MCh$	MCh$	MCh$	MUS$	3Q12/3Q11	3Q12/2Q12	MCh$	MCh$	MCh$	MUS$	Sep-12/Sep-11
Interest revenue and expense
Interest revenue	353,268	394,887	353,345	744.4	0.0%	(10.5)%	1,060,319	829,313	1,182,658	2,491.4	11.5%
Interest expense	(153,314)	(164,179)	(143,724)	(302.8)	(6.3)%	(12.5)%	(424,430)	(354,250)	(497,974)	(1,049.0)	17.3%
Net interest income	199,954	230,708	209,621	441.6	4.8%	(9.1)%	635,889	475,063	684,684	1,442.4	7.7%
Fees and commissions
Income from fees and commissions	90,138	92,632	91,393	192.5	1.4%	(1.3)%	278,084	183,933	275,326	580.0	(1.0)%
Expenses from fees and commissions	(14,456)	(16,326)	(15,728)	(33.1)	8.8%	(3.7)%	(42,895)	(32,361)	(48,089)	(101.3)	12.1%
Net fees and commissions income	75,682	76,306	75,665	159.4	(0.0)%	(0.8)%	235,189	151,572	227,237	478.7	(3.4)%
Net Financial Operating Income	48,922	13,116	4,429	9.3	(90.9)%	(66.2)%	60,974	11,337	15,766	33.2	(74.1)%
Foreign exchange transactions, net	(21,142)	3,329	9,259	19.5	(143.8)%	178.1%	(11,648)	15,570	24,829	52.3	(313.2)%
Other operating income	6,045	2,729	5,975	12.6	(1.2)%	118.9%	19,262	10,366	16,341	34.4	(15.2)%

Total Operating Revenues	309,461	326,188	304,949	642.4	(1.5)%	(6.5)%	939,666	663,908	968,857	2,041.0	3.1%
Provisions for loan losses	(45,168)	(50,285)	(40,349)	(85.0)	(10.7)%	(19.8)%	(108,388)	(97,235)	(137,584)	(289.8)	26.9%
Operating revenues, net of provisions for loan losses	264,293	275,903	264,600	557.4	0.1%	(4.1)%	831,278	566,673	831,273	1,751.2	(0.0)%
Operating expenses
Personnel expenses	(101,552)	(77,199)	(79,229)	(166.9)	(22.0)%	2.6%	(240,720)	(152,403)	(231,632)	(488.0)	(3.8)%
Administrative expenses	(56,992)	(58,305)	(60,218)	(126.9)	5.7%	3.3%	(167,956)	(115,830)	(176,048)	(370.8)	4.8%
Depreciation and amortization	(7,588)	(7,804)	(7,743)	(16.3)	2.0%	(0.8)%	(22,985)	(15,524)	(23,267)	(49.0)	1.2%
Impairments	(1)	(130)	(518)	(1.1)	—	298.5%	(4)	(130)	(648)	(1.4)	16100.0%
Other operating expenses	14,321	(13,060)	(11,901)	(25.1)	(183.1)%	(8.9)%	(25,705)	(27,961)	(39,862)	(84.0)	55.1%
Total operating expenses	(151,812)	(156,498)	(159,609)	(336.3)	5.1%	2.0%	(457,370)	(311,848)	(471,457)	(993.2)	3.1%

Net operating income	112,481	119,405	104,991	221.1	(6.7)%	(12.1)%	373,908	254,825	359,816	758.0	(3.8)%

Income attributable to affiliates	1,069	284	(17)	0.0	(101.6)%	(106.0)%	2,763	874	857	1.8	(69.0)%

Income before income tax	113,550	119,689	104,974	221.1	(7.6)%	(12.3)%	376,671	255,699	360,673	759.8	(4.2)%
Income tax	(15,242)	(12,725)	(5,188)	(10.9)	(66.0)%	(59.2)%	(47,453)	(27,574)	(32,762)	(69.0)	(31.0)%
Net Income for the period	98,308	106,964	99,786	210.2	1.5%	(6.7)%	329,218	228,125	327,911	690.8	(0.4)%
Non-Controlling interest	0	0	1	0.0	0.0%	0.0%	0	0	1	0.0	0.0%
Net Income attributable to bank’s owners	98,308	106,964	99,785	210.2	1.5%	(6.7)%	329,218	228,125	327,910	690.8	(0.4)%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$474.70 for US$1.00 as of September 30, 2012. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Banco de Chile:

Consolidated Balance Sheets (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Sep-11	Jun-12	Sep-12	Sep-12	% Change
ASSETS	MCh$	MCh$	MCh$	MUS$	Sep-12/Sep-11	Sep-12/Jun-12
Cash and due from banks	866,149	768,328	610,396	1,285.9	(29.5)%	(20.6)%
Transactions in the course of collection	461,081	484,773	409,937	863.6	(11.1)%	(15.4)%

Financial Assets held-for-trading	343,940	370,945	341,668	719.8	(0.7)%	(7.9)%
Receivables from repurchase agreements and security borrowings	72,865	41,027	46,830	98.7	(35.7)%	14.1%
Derivate instruments	636,664	343,975	381,177	803.0	(40.1)%	10.8%
Loans and advances to Banks	665,290	331,180	793,033	1,670.6	19.2%	139.5%
Loans to customers, net
Commercial loans	10,943,011	11,795,152	11,637,433	24,515.3	6.3%	(1.3)%
Residential mortgage loans	3,404,026	3,941,286	4,037,918	8,506.3	18.6%	2.5%
Consumer loans	2,429,437	2,642,240	2,701,043	5,690.0	11.2%	2.2%
Loans to customers	16,776,474	18,378,678	18,376,394	38,711.6	9.5%	(0.0)%
Allowances for loan losses	(412,522)	(408,120)	(412,050)	(868.0)	(0.1)%	1.0%
Total loans to customers, net	16,363,952	17,970,558	17,964,344	37,843.6	9.8%	(0.0)%
Financial Assets Available-for-Sale	1,304,220	1,513,313	1,514,891	3,191.3	16.2%	0.1%
Financial Assets Held-to-maturity	—	—	—	—	0.0%	0.0%
Investments in other companies	15,007	15,498	15,368	32.4	2.4%	(0.8)%
Intangible assets	35,065	34,247	33,681	71.0	(3.9)%	(1.7)%
Property and Equipment	207,397	207,736	207,655	437.4	0.1%	(0.0)%
Current tax assets	384	1,550	1,629	3.4	324.2%	5.1%
Deferred tax assets	113,420	113,639	127,511	268.6	12.4%	12.2%
Other assets	348,364	283,703	290,885	612.5	(16.5)%	2.5%
Total Assets	21,433,798	22,480,472	22,739,005	47,901.8	6.1%	1.2%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$474.70 for US$1.00 as of September 30, 2012. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Banco de Chile:

Consolidated Balance Sheets (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Sep-11	Jun-12	Sep-12	Sep-12	% Change
LIABILITIES & EQUITY	MCh$	MCh$	MCh$	MUS$	Sep-12/Sep-11	Sep-12/Jun-12
Liabilities
Current accounts and other demand deposits	4,601,815	5,094,930	5,001,775	10,536.7	8.7%	(1.8)%
Transactions in the course of payment	290,720	267,312	211,450	445.4	(27.3)%	(20.9)%
Payables from repurchase agreements and security lending	230,292	290,208	309,049	651.0	34.2%	6.5%
Saving accounts and time deposits	8,935,977	9,341,168	9,947,950	20,956.3	11.3%	6.5%
Derivate instruments	621,140	408,233	453,291	954.9	(27.0)%	11.0%
Borrowings from financial institutions	1,850,774	1,435,215	1,124,497	2,368.9	(39.2)%	(21.6)%
Debt issued	2,332,053	3,032,199	2,978,444	6,274.4	27.7%	(1.8)%
Other financial obligations	222,455	153,503	147,554	310.8	(33.7)%	(3.9)%
Current tax liabilities	7,340	12,272	26,222	55.2	257.2%	113.7%
Deferred tax liabilities	18,382	22,736	21,329	44.9	16.0%	(6.2)%
Provisions	373,920	344,463	416,987	878.4	11.5%	21.1%
Other liabilities	251,184	282,508	265,914	560.3	5.9%	(5.9)%
Total liabilities	19,736,052	20,684,747	20,904,462	44,037.2	5.9%	1.1%
Equity
Belong to the Bank’s Owners
Capital	1,436,083	1,509,994	1,509,994	3,180.9	5.1%	0.0%
Reserves	119,482	177,574	177,574	374.1	48.6%	0.0%
Other comprehensive income	683	7,443	17,570	37.0	2472.5%	136.1%
Retained earnings
Retained earnings from previous periods	16,379	16,379	16,379	34.5	0.0%	0.0%
Income for the period	329,218	228,125	327,910	690.8	(0.4)%	43.7%
Provisions for minimum dividends	(204,100)	(143,791)	(214,885)	(452.7)	5.3%	49.4%
Non-Controlling Interest	1	1	1	—	0.0%	0.0%
Total equity	1,697,746	1,795,725	1,834,543	3,864.6	8.1%	2.2%
Total Liabilities & Equity	21,433,798	22,480,472	22,739,005	47,901.8	6.1%	1.2%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$474.70 for US$1.00 as of September 30, 2012. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Banco de Chile:

Selected Financial Information (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Quarters			Year Ended
Key Performance Ratios	3Q11	2Q12	3Q12	Sep-11	Jun-12	Sep-12
Earnings per Share
Net income per Share (Ch$) (1)	1.13	1.21	1.13	3.79	2.59	3.72
Net income per ADS (Ch$) (1)	678.43	728.99	680.06	2,271.97	1,554.73	2,234.79
Net income per ADS (US$) (2)	1.32	1.45	1.43	4.41	3.10	4.71
Book value per Share (Ch$) (1)	19.53	20.40	20.84	19.53	20.40	20.84
Shares outstanding (Millions)	86,943	88,038	88,038	86,943	88,038	88,038
Profitability Ratios (3)(4)
Net Interest Margin	4.11%	4.37%	3.89%	4.60%	4.55%	4.33%
Net Financial Margin	4.68%	4.68%	4.15%	4.96%	4.81%	4.58%
Fees and commissions / Avg. Interest Earnings Assets	1.55%	1.44%	1.41%	1.70%	1.45%	1.44%
Operating Revenues / Avg. Interest Earnings Assets	6.36%	6.17%	5.66%	6.80%	6.36%	6.12%
Return on Average Total Assets	1.90%	1.91%	1.77%	2.22%	2.07%	1.97%
Return on Average Equity (5)	21.03%	22.46%	20.09%	25.24%	23.42%	22.29%
Capital Ratios
Equity / Total Assets	7.92%	7.99%	8.07%	7.92%	7.99%	8.07%
Tier I (Basic Capital) / Total Assets	6.85%	6.81%	6.83%	6.85%	6.81%	6.83%
Tier I (Basic Capital) / Risk-Wighted Assets	8.84%	8.74%	8.93%	8.84%	8.74%	8.93%
Total Capital / Risk- Weighted Assets	12.81%	12.45%	12.46%	12.81%	12.45%	12.46%
Credit Quality Ratios
Total Past Due / Total Loans to Customers	0.97%	1.07%	0.94%	0.97%	1.07%	0.94%
Allowance for Loan Losses / Total Past Due	254.11%	206.78%	239.70%	254.11%	206.78%	239.70%
Impaired Loans / Total Loans to Customers	3.26%	2.99%	3.05%	3.26%	2.99%	3.05%
Allowance for Loan Losses / Impaired Loans	75.44%	74.26%	73.63%	75.44%	74.26%	73.63%
Allowance for Loans Losses / Total Loans to customers	2.46%	2.22%	2.24%	2.46%	2.22%	2.24%
Provision for Loan Losses / Avg. Loans to customers (4)	1.11%	1.12%	0.88%	0.94%	1.10%	1.02%
Operating and Productivity Ratios
Operating Expenses / Operating Revenues	49.06%	47.98%	52.34%	48.67%	46.97%	48.66%
Operating Expenses / Average Total Assets (3) (4)	2.93%	2.80%	2.83%	3.08%	2.82%	2.83%
Balance Sheet Data (1)(3)(7)
Avg. Interest Earnings Assets (million Ch$)	19,474,558	21,137,996	21,537,692	18,434,332	20,885,445	21,102,861
Avg. Assets (million Ch$)	20,696,032	22,345,983	22,554,522	19,770,473	22,081,920	22,239,454
Avg. Equity (million Ch$)	1,697,844	1,797,948	1,796,722	1,564,502	1,768,383	1,777,829
Avg. Adjusted Shareholders Equity (million Ch$) (6)	1,869,570	1,905,240	1,987,100	1,738,879	1,948,263	1,961,208
Avg. Loans to customers (million Ch$)	16,344,326	17,990,904	18,305,165	15,443,266	17,697,526	17,900,072
Avg. Interest Bearing Liabilities (million Ch$)	13,008,760	14,060,052	14,171,661	12,146,017	13,840,222	13,950,701
Risk-Weighted Assets (Million Ch$)	19,195,227	20,553,085	20,551,191	19,195,227	20,553,085	20,551,191
Additional Data
Exchange rate (Ch$)	515.14	501.07	474.70	515.14	501.07	474.70
Employees (#)	14,475	14,467	14,567	14,475	14,467	14,567

Notes

(1)          These figures were expressed in nominal Chilean pesos.

(2)          The figures were calculated considering the nominal net income, the shares outstanding and the exchange rate existing at the end of each period.

(3)          The ratios were calculated as an average of daily balances.

(4)          Annualized data.

(5)          ROAE excludes provisions for minimum dividends.

(6)          Adjusted by provisions for minimum dividends.

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$474.70 for US$1.00 as of September 30, 2012. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Appendix

Summary of Differences between Chilean GAAP and IFRS

The most significant differences are as follows:

•                  Under Chilean GAAP, the merger of Banco de Chile and Citibank Chile was accounted for under the pooling-of-interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which the Bank is the acquirer as required by IFRS 3 “Business Combinations”. Under IFRS 3, the Bank recognized all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognized.

•                  Allowances for loan losses are calculated based on specific guidelines set by the Chilean Superintendency of Banks based on an expected losses approach. Under IFRS, IAS 39 “Financial instruments: Recognition and Measurement,” allowances for loan losses should be adequate to cover losses in the loan portfolio at the respective balance sheet dates based on an analysis of estimated future cash flows.  According to Chilean GAAP, the Bank records additional allowances related to expected losses not yet incurred, whereas under IFRS these expected losses must not be recognized.

•                  Assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written-off if not sold after a certain period in accordance with specific guidelines set by the Chilean Superintendency of Banks. Under IFRS, these assets are deemed non-current assets held-for-sale and their accounting treatment is set by IFRS 5 “Non-current assets held for sale and Discontinued operations”. In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower.  Accordingly, under IFRS these assets are not written off unless impaired.

•                  Chilean companies are required to distribute at least 30% of their net income to shareholders unless a majority of shareholders approve the retention of profits. In accordance with Chilean GAAP, the Bank records a minimum dividend allowance based on its distribution policy, which requires distribution of at least 70% of the period net income, as permitted by the Chilean Superintendency of Banks. Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by Chilean Corporations Law.

Forward-Looking Information

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•           changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;

•           changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;

•           unexpected developments in certain existing litigation;

•           increased costs;

•           unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms.

Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

CONTACTS

Mr. Pablo Mejía Head of Investor Relations Banco de Chile Phone Nr. (56-2) 653.3554 Email: pmejiar@bancochile.cl	Mr. Rolando Arias Research & Planning Manager Banco de Chile Phone Nr. (56-2) 653.3535 Email: rarias@bancochile.cl

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2012

Banco de Chile

/S/ Arturo Tagle Q.
By:	Arturo Tagle Q. CEO